FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2008
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____





Joint Press Release

Gold Fields Limited
Sino Gold Mining Limited

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Sino raises A$136 million to close out its gold hedge book, Gold Fields agrees to increase its stake to 19.9%, and the Sino and Gold Fields Exploration Alliance is broadened

Sydney and Johannesburg, 20 May 2008: Sino Gold Mining Limited (Sino Gold) (ASX: SGX, HKSE: 1862) and Gold Fields Limited (NYSE, JSE, DIFX: GFI) are pleased to announce that:

- **Sino Gold will undertake a A$136 million capital raising, the proceeds of which will be used primarily to retire its gold hedge position securing for its shareholders full exposure to the gold price;**
- **The existing exploration alliance between Sino Gold and Gold Fields Australasia BVI Ltd (Gold Fields) a wholly owned subsidiary of Gold Fields Limited, in China, now the largest gold producing country in the world, will be broadened to include a greater range of potential projects; and**
- **Gold Fields agrees to increase its stake in Sino Gold which, after the retiring of its hedge position, will be a financially stronger growth company.**

Sino Gold will raise up to approximately A$204 million via a combination of:

1. An accelerated renounceable entitlement offer to existing shareholders to raise up to approximately A$136m so as to allow the closing out of Sino Gold's hedge book and for development, exploration expenditure, working capital and general corporate purposes. Thereafter, Sino Gold will become an unhedged gold producer with the potential to increase gold production controlled by Sino Gold towards 500,000 ounces per annum over the next two to three years;

2. A placement to Gold Fields of up to approximately A$68m, and thereafter Gold Fields will also exercise in full its entitlements under the entitlement offer. As a result of its participation and support, Gold Fields' shareholding in Sino Gold will increase from 15.5% currently to 19.9% at completion of the capital raising to further consolidate Gold Fields' position as Sino Gold's major shareholder.

Accelerated renounceable entitlement offer (AREO)

Sino Gold today announced an accelerated renounceable pro-rata entitlement offer at A$4.00 per share to eligible shareholders to raise up to approximately A$136m. Eligible shareholders will be able to subscribe for 2 new Sino Gold shares for every 15 shares held as at the record date.

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Sino Gold intends to apply the net proceeds of the entitlement offer primarily to close out all of the Company's gold forward sales contracts, which totalled 278,657 ounces as at 30 April 2008.

Up to approximately 34 million shares are to be issued in the AREO. The AREO is comprised of an Institutional Offer and a Retail offer. The Institutional Offer and the Hong Kong component of the Retail Offer are fully underwritten by Goldman Sachs JBWere Pty Ltd (the Lead Manager).

The Offer price of A$4.00 (HK$29.80) per share represents:

➢ a discount of 24.8% (24.3%) to the most recent closing price of A$5.32 (HK$39.35) per share; and

➢ a discount of 22.6% (22.1%) to the theoretical ex-entitlements price of A$5.16 (HK$38.23) per share.

Entitlements under either the Institutional Offer or the Retail Offer cannot be traded on ASX, HKSE or any other exchange, or privately transferred.

Gold Fields has confirmed that it will be exercising in full its rights of participation in the AREO.

Full details of the placement are available in a separate announcement made by Sino Gold today. This announcement is available on Sino Gold's website www.sinogold.com.au

Placement

In parallel with and in addition to the AREO, Gold Fields is supporting the raising by participating in a placement with Sino Gold to increase its shareholding to 19.9%, undertaken in two tranches. Gold Fields will acquire its first tranche at A$5.03 per share, a 4% discount to the five day volume weighted average price of the Company's shares traded on ASX ending 16 May 2008, with the second tranche priced in a similar manner post closure of the Retail Offer component of the AREO. The placement to Gold Fields will contribute up to approximately A$68m to the raising.

Full details of the placement are available in a separate announcement made by Sino Gold today. This announcement is available on Sino Gold's website www.sinogold.com.au

The Alliance

In November 2006, Gold Fields Limited and Sino Gold announced the formation of a strategic alliance to explore and develop large scale gold deposits in China, combining the 'in-country' exploration and commercial skills of Sino Gold with the large scale mine development skills of Gold Fields.

The alliance's principal focus has been exploring prospective belts in China for resources hosting at least five million ounces of gold or gold equivalent, with a production capability of 500,000 ounces per annum (rule of 'fives'). On a technical level the alliance has concentrated its exploration efforts on porphyry, high-sulphidation epithermal or sediment-hosted disseminated orogenic style gold mineralisation which were not previously the focus of Sino Gold's exploration program in China. Following a thorough review of 58 mineral belts in China, four belts have been identified as priority belts with the potential to host these styles of deposits. Work is ongoing in each of these belts.

Outside a 50km buffer around Sino Gold's existing operations (White Mountain, Jinfeng, Eastern Dragon, Sanjianfang, and Beyinhar), the parties have agreed to decrease the threshold for new investments to include gold deposits with resources hosting at least three million ounces, and with annual production capability of 300,000 ounces per annum.

There is no change to the funding agreements that each party contribute equally to the activities of the alliance. For an asset to stay in the alliance, the two companies must equally fund its exploration and development. These changes therefore broaden and increase Sino Gold's financial capacity to explore in new belts outside of its four development projects.

Nick Holland, newly appointed chief executive officer of Gold Fields Limited, said:

"The alliance is of strong strategic importance to Gold Fields which has long recognised China and the Australasian region as highly prospective. Gold Fields views Sino Gold as the best partner, in China, to help us unlock that value for our shareholders. Increasing our shareholding in Sino Gold naturally strengthens our commitment to Sino Gold, but further strengthens our commitment to the alliance and our exposure to the Australasian region."

Jake Klein, chief executive officer of Sino Gold, said:

"This is an important step for Sino Gold. We are delighted to have received such significant support from our major shareholder, Gold Fields, through its commitment to purchase shares at a premium to the entitlement issue and increase its holding in Sino Gold to 19.9%.

"With the close out of our forward sales, Sino Gold's shareholders will now have the opportunity to fully participate in the value created by our growing gold production in a rising gold price environment."

-ends-

About Gold Fields Limited Group

Gold Fields Limited Group is one of the world's largest unhedged producers of gold with attributable production of more than four million ounces per annum from eight operating mines in South Africa, Ghana and Australia. A ninth mine, the Cerro Corona Gold/Copper mine in Peru, is expected to commence production by mid 2008 at an initial rate of approximately 400,000 gold equivalent ounces per annum. The company has total attributable ore reserves of 92 million ounces and mineral resources of 252 million ounces. Gold Fields Limited Group employs some 47,000 permanent employees across its operations and is listed on the JSE Limited South Africa (primary listing), the New York Stock Exchange (NYSE) and the Dubai International Financial Exchange (DIFX).

All of Gold Fields' operations are ISO14001 certified. For more information please visit the Gold Fields website at www.goldfields.co.za.

About Sino Gold

Sino Gold has been active in China since 1996 and owns 82% of the Jinfeng gold mine in Guizhou Province, southern China, which has Mineral Resources containing 4.6 million ounces and Ore Reserves containing 3.2 million ounces. Jinfeng will be one of the largest gold mines in China when the project achieves planned initial production of 180,000 ounces per annum. Sino Gold aims to increase Jinfeng's gold production to optimal levels as quickly as possible. The White Mountain project in Jilin Province, northeast China, is now being developed into Sino Gold's second mine. In December 2007, Sino Gold completed the takeover of Golden China Resources Corporation and announced the Eastern Dragon acquisition. Sino Gold now has projects that provide a clear pathway for the Company to produce 500,000 ounces of low-cost gold annually by 2010 Sino Gold is a producing gold company actively pursuing a discovery and acquisition strategy in China. With a "first mover" advantage, it holds a strong competitive position in China.

Sino Gold is listed on the Australian Securities Exchange (ASX Code: SGX) and the Stock Exchange of Hong Kong (SEHK Code: 1862).

For further details, please contact:

Gold Fields:
Investor Enquiries: Willie Jacobsz
+857 241 7127, wjacobsz@gfexpl.com
Media Enquiries: Andrew Davidson
+27 11 644 2638 or +27 82 667 7203

Sino Gold:
Investor Enquiries Jake Klein, CEO or Roger Howe, Investor Relations
+61 2 8259 7000, info@sinogold.com.au
Media Enquiries Kate Kerrison
+61 2 6746 3221, kate@katekerrison.com.au

This market announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction. Neither the entitlements nor the Sino Gold ordinary shares have been or will be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration. This announcement contains "forward-looking" statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that are in some cases beyond Sino Gold's control. These risks, uncertainties and factors may cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements and from past results, performance or achievements. Sino Gold cannot give any assurance that the assumptions upon which management based its forward-looking statements will prove to be correct, or that Sino Gold's business and operations will not be affected by other factors not currently foreseeable by management or beyond its control.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 20 May 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs